UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, in compliance with the resolutions adopted at its Ordinary General Shareholders Meeting held on March 22, 2024, it will proceed to make payment of the fourth installment (USD $30 million) of the cash dividend of $0.013974 Mexican pesos per share (equivalent to USD $0.000689 per share) against the delivery of coupon 154 (one hundred and fifty-four) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex. Holders of Cemex Ordinary Participation Certificates (“CPO”) will receive $0.041922 Mexican pesos per CPO (equivalent to USD $0.002067 per CPO) and holders of Cemex American Depositary Shares (“ADS”) will receive USD $0.020670 per ADS in the fourth installment of the cash dividend, respectively. The fourth installment of the cash dividend should be paid to holders of bearer shares and CPO holders on March 11, 2025 in Mexican Pesos. ADS holders are expected to receive the fourth installment of the dividend on or around March 18, 2025.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

The fourth installment of the cash dividend expected to be paid on March 11, 2025 in Mexican Pesos was determined applying an exchange rate of $20.2830 Mexican pesos per USD as determined by Banco de México on March 7, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: March 7, 2025	By:	/s/ Rafael Garza
		Name:	Rafael Garza
		Title:	Chief Comptroller